JOSEPH J. TOMASEK, ESQ.
                             77 NORTH BRIDGE STREET
                          SOMERVILLE, NEW JERSEY 08876



                                  March 3, 2006

                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

VIA EDGAR ONLY
--------------
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20005

Attention:  Ms. Kathleen Collins
            Accounting Branch Chief
                   and
            Mr. Patrick Gilmore
            Division of Corporation Finance

                 RE:      Magnitude Information Systems, Inc.
                          Form 10-KSB for the Fiscal Year Ended
                          December 31, 2004
                          Form 10-QSB for the Quarter Ended
                          March 31, 2004 and
                          Form 10-QSB for the Quarter Ended
                          June 30, 2004
                          File No. 000-32485

Dear Mr. Gilmore:

      Further to our continuing discussions with the Staff, we are filing today via EDGAR amendments to the (1) Form 10-KSB for the Fiscal Year Ended December 31, 2004, (2) Form 10-QSB for the Quarter Ended March 31, 2004 and (3) Form 10-QSB for the Quarter Ended June 30, 2004 of Magnitude Information Systems, Inc. (the "Company"). These amendments contain restatements of financial results based upon reclassifications of warrants and options that could not be settled physically and whose resulting changes in fair values were deemed material to the financial statements for these periods, prompting the preparation and filing of the subject amendments.

AMENDMENT TO FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2004
-------------------------------------------------------------

      We reclassified the approximate 11,300,000 warrants and options that exceeded the authorized share amount at March 31, 2004. These reclassifications resulted in an increase in the net loss for this quarter of $291,955, accompanied by an increase in current liabilities of $940,672 and a decrease in the amount of additional paid-in capital of $648,717.

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
March 3, 2006
Page 2


      We have added an Explanatory Note at page 2 of the amendment and the financial statement adjustments are reflected on the balance sheet and consolidated statements of operations at page 3 and 4, and a "RESTATEMENT OF RESULTS" footnote has been added at the end of the footnotes to the financial statements. The adjustments to net loss and paid-in capital are also reflected in "Results of Operations" in the MD&A Section.

AMENDMENT TO FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2004
------------------------------------------------------------

      We reclassified the approximate 17,800,000 warrants and options that exceeded the authorized share amount at June 30, 2004. These reclassifications resulted in decreases in the net loss the three and six month periods ended June 30, 2004 of $465,996 and $174,041, respectively. At June 30, 2004, current liabilities increased by $989,331, accompanied by a decrease in the amount of additional paid-in capital of $1,163,372.

      We have added an Explanatory Note at page 2 of the amendment and the financial statement adjustments are reflected on the balance sheet and consolidated statements of operations at page 3 and 4, and a "RESTATEMENT OF RESULTS" footnote has been added at the end of the footnotes to the financial statements. The adjustments to net loss and paid-in capital are also reflected in "Results of Operations" in the MD&A Section.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
-------------------------------------------------------

      The reclassifications of the subject warrants and options during 2004 resulted in a decrease in the net loss for the year ended December 31, 2004 of $227,608 which decrease was offset by a corresponding increase in the amount of additional paid-in capital of $227,608.

      We have added an Explanatory Note at page 2 of the amendment and the financial statement adjustments are reflected in the Selected Financial Data Section, at page 15 and in "Results of Operations" in the MD&A Section, at page
16. The financial statement adjustments are also found in the Balance Sheet, Income Statement and Equity Schedule of the financial statements as well as in the cash flow statement and Restatement of Results footnotes to the financial statements.

      Because the excess warrants and options were physically settled on July 10, 2004, the change in fair value for the limited period of time there were excess warrants and options outstanding during the quarter ended September 30, 2004 was $53,567, an amount that was deemed non-material so as not to require a further amendment to the Company's Form 10-QSB for the quarter ended September 30, 2004 and furthermore, was captured within the changes in the amended Form 10-KSB for the year ended December 31, 2004.

                                                       Very truly yours,

                                                       /s/ Joseph J. Tomasek

                                                       Joseph J. Tomasek, Esq.

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
March 3, 2006
Page 3

cc:      Joerg Klaube, Chief Financial Officer
         Magnitude Information Systems, Inc.

         Mr. Robert Quick
         Rosenberg Rich Baker Berman & Company